SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October,  2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Interim Management Statement - Part 2

Schedule 1A - Actual Exchange Rates

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US (1a)			Asia (1a)		Total

	2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	3,695	5,730	(36%)	6,242	5,214	20%	1,350	1,988	(32%)	11,287	12,932	(13%)
Total Investment Products Gross Inflows (2)	18,441	12,114	52%	6	32	(81%)	52,668	34,412	53%	71,115	46,558	53%
	22,136	17,844	24%	6,248	5,246	19%	54,018	36,400	48%	82,402	59,490	39%

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents (3)
	2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	1,023	1,129	(9%)	-	-	-	1,023	1,129	(9%)	102	113	(10%)
Direct and Partnership Annuities	424	550	(23%)	-	-	-	424	550	(23%)	42	55	(24%)
Intermediated Annuities	196	401	(51%)	-	-	-	196	401	(51%)	20	40	(50%)
Total Individual Annuities	1,643	2,080	(21%)	-	-	-	1,643	2,080	(21%)	164	208	(21%)

Income Drawdown	70	54	30%	-	-	-	70	54	30%	7	5	40%
Equity Release	84	188	(55%)	-	-	-	84	188	(55%)	8	19	(58%)
Individual Pensions	145	52	179%	5	2	150%	150	54	178%	20	7	186%
Corporate Pensions	55	154	(64%)	61	64	(5%)	116	218	(47%)	67	79	(15%)
Unit Linked Bonds	83	88	(6%)	-	-	-	83	88	(6%)	8	9	(11%)
With-Profit Bonds	969	651	49%	-	-	-	969	651	49%	97	65	49%
Protection	-	-	-	12	4	200%	12	4	200%	12	4	200%
Offshore Products	207	447	(54%)	3	3	0%	210	450	(53%)	24	48	(50%)
Pru Health (11)	-	-	-	9	14	(36%)	9	14	(36%)	9	14	(36%)
Total Retail Retirement	3,256	3,714	(12%)	90	87	3%	3,346	3,801	(12%)	416	458	(9%)

Corporate Pensions	88	227	(61%)	80	88	(9%)	168	315	(47%)	89	111	(20%)
Other Products	59	113	(48%)	13	17	(24%)	72	130	(45%)	19	28	(32%)
DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	8	10	(20%)
Total Mature Life and Pensions	227	443	(49%)	93	105	(11%)	320	548	(42%)	116	149	(22%)

Total Retail	3,483	4,157	(16%)	183	192	(5%)	3,666	4,349	(16%)	531	608	(13%)

Wholesale Annuities	12	1,370	(99%)	-	-	-	12	1,370	(99%)	1	137	(99%)

Credit Life	17	11	55%	-	-	-	17	11	55%	2	1	100%

Total UK Insurance Operations	3,512	5,538	(37%)	183	192	(5%)	3,695	5,730	(36%)	534	746	(28%)

Channel Summary
Direct and Partnership	1,347	1,729	(22%)	149	161	(7%)	1,496	1,890	(21%)	284	334	(15%)
Intermediated	2,056	2,326	(12%)	34	31	10%	2,090	2,357	(11%)	240	264	(9%)
Wholesale	29	1,380	(98%)	-	-	-	29	1,380	(98%)	3	138	(98%)
Sub-Total	3,432	5,435	(37%)	183	192	(5%)	3,615	5,627	(36%)	526	736	(29%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	8	10	(20%)

Total UK Insurance Operations	3,512	5,538	(37%)	183	192	(5%)	3,695	5,730	(36%)	534	746	(28%)

US Insurance Operations (1a)
Fixed Annuities	841	1,141	(26%)	-	-	-	841	1,141	(26%)	84	114	(26%)
Fixed Index Annuities	1,055	317	233%	-	-	-	1,055	317	233%	106	32	231%
Variable Annuities	4,321	2,596	66%	-	-	-	4,321	2,596	66%	432	260	66%
Life	7	6	17%	18	18	0%	25	24	4%	19	19	0%
Sub-Total Retail	6,224	4,060	53%	18	18	0%	6,242	4,078	53%	640	424	51%
Guaranteed Investment Contracts	-	815	-	-	-	-	-	815	-	-	82	-
GIC - Medium Term Note	-	321	-	-	-	-	-	321	-	-	32	-
Total US Insurance Operations	6,224	5,196	20%	18	18	0%	6,242	5,214	20%	640	538	19%

Asian Insurance Operations (1a)
China (9)	58	47	23%	28	23	22%	86	70	23%	34	28	21%
Hong Kong	64	460	(86%)	144	113	27%	208	573	(64%)	150	159	(6%)
India (6)	37	53	(30%)	112	168	(33%)	149	221	(33%)	116	173	(33%)
Indonesia	24	85	(72%)	124	121	2%	148	206	(28%)	126	130	(3%)
Japan	50	94	(47%)	35	24	46%	85	118	(28%)	40	33	21%
Korea	28	63	(56%)	93	176	(47%)	121	239	(49%)	96	182	(47%)
Malaysia	50	22	127%	79	64	23%	129	86	50%	84	66	27%
Singapore	162	306	(47%)	64	56	14%	226	362	(38%)	80	87	(8%)
Taiwan	70	33	112%	70	26	169%	140	59	137%	77	29	166%
Other (4)	17	14	21%	41	40	3%	58	54	7%	43	41	5%
Total Asian Insurance Operations	560	1,177	(52%)	790	811	(3%)	1,350	1,988	(32%)	846	929	(9%)

Group Total	10,296	11,911	(14%)	991	1,021	(3%)	11,287	12,932	(13%)	2,020	2,212	(9%)

  Schedule 1B - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US (1b)			Asia (1b)		Total

	2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	3,695	5,730	(36%)	6,242	6,579	(5%)	1,350	2,343	(42%)	11,287	14,652	(23%)
Total Investment Products Gross Inflows (2)	18,441	12,114	52%	6	40	(85%)	52,668	37,744	40%	71,115	49,898	43%
	22,136	17,844	24%	6,248	6,619	(6%)	54,018	40,087	35%	82,402	64,550	28%

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents (3)
	2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	1,023	1,129	(9%)	-	-	-	1,023	1,129	(9%)	102	113	(10%)
Direct and Partnership Annuities	424	550	(23%)	-	-	-	424	550	(23%)	42	55	(24%)
Intermediated Annuities	196	401	(51%)	-	-	-	196	401	(51%)	20	40
Total Individual Annuities	1,643	2,080	(21%)	-	-	-	1,643	2,080	(21%)	164	208	(21%)

Income Drawdown	70	54	30%	-	-	-	70	54	30%	7	5	40%
Equity Release	84	188	(55%)	-	-	-	84	188	(55%)	8	19	(58%)
Individual Pensions	145	52	179%	5	2	150%	150	54	178%	20	7	186%
Corporate Pensions	55	154	(64%)	61	64	(5%)	116	218	(47%)	67	79	(15%)
Unit Linked Bonds	83	88	(6%)	-	-	-	83	88	(6%)	8	9	(11%)
With-Profit Bonds	969	651	49%	-	-	-	969	651	49%	97	65	49%
Protection	-	-	-	12	4	200%	12	4	200%	12	4	200%
Offshore Products	207	447	(54%)	3	3	0%	210	450	(53%)	24	48	(50%)
Pru Health (11)	-	-	-	9	14	(36%)	9	14	(36%)	9	14	(36%)
Total Retail Retirement	3,256	3,714	(12%)	90	87	3%	3,346	3,801	(12%)	416	458	(9%)

Corporate Pensions	88	227	(61%)	80	88	(9%)	168	315	(47%)	89	111	(20%)
Other Products	59	113	(48%)	13	17	(24%)	72	130	(45%)	19	28	(32%)
DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	8	10	(20%)
Total Mature Life and Pensions	227	443	(49%)	93	105	(11%)	320	548	(42%)	116	149	(22%)

Total Retail	3,483	4,157	(16%)	183	192	(5%)	3,666	4,349	(16%)	531	608	(13%)

Wholesale Annuities	12	1,370	(99%)	-	-	-	12	1,370	(99%)	1	137	(99%)

Credit Life	17	11	55%	-	-	-	17	11	55%	2	1	100%

Total UK Insurance Operations	3,512	5,538	(37%)	183	192	(5%)	3,695	5,730	(36%)	534	746	(28%)

Channel Summary
Direct and Partnership	1,347	1,729	(22%)	149	161	(7%)	1,496	1,890	(21%)	284	334	(15%)
Intermediated	2,056	2,326	(12%)	34	31	10%	2,090	2,357	(11%)	240	264	(9%)
Wholesale	29	1,380	(98%)	-	-	-	29	1,380	(98%)	3	138	(98%)
Sub-Total	3,432	5,435	(37%)	183	192	(5%)	3,615	5,627	(36%)	526	736	(29%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	8	10	(20%)

Total UK Insurance Operations	3,512	5,538	(37%)	183	192	(5%)	3,695	5,730	(36%)	534	746	(28%)

US Insurance Operations (1b)
Fixed Annuities	841	1,440	(42%)	-	-	-	841	1,440	(42%)	84	144	(42%)
Fixed Index Annuities	1,055	400	164%	-	-	-	1,055	400	164%	106	40	165%
Variable Annuities	4,321	3,276	32%	-	-	-	4,321	3,276	32%	432	328	32%
Life	7	7	0%	18	22	(18%)	25	29	(14%)	19	23	(17%)
Sub-Total Retail	6,224	5,123	21%	18	22	(18%)	6,242	5,145	21%	640	534	20%
Guaranteed Investment Contracts	-	1,029	-	-	-	-	-	1,029	-	-	103	-
GIC - Medium Term Note	-	405	-	-	-	-	-	405	-	-	41	-
Total US Insurance Operations	6,224	6,557	(5%)	18	22	(18%)	6,242	6,579	(5%)	640	678	(6%)

Asian Insurance Operations (1b)
China (9)	58	61	(5%)	28	29	(3%)	86	90	(4%)	34	35	(3%)
Hong Kong	64	584	(89%)	144	143	1%	208	727	(71%)	150	201	(25%)
India (6)	37	57	(35%)	112	180	(38%)	149	237	(37%)	116	186	(38%)
Indonesia	24	93	(74%)	124	133	(7%)	148	226	(35%)	126	142	(11%)
Japan	50	133	(62%)	35	33	6%	85	166	(49%)	40	46	(13%)
Korea	28	62	(55%)	93	172	(46%)	121	234	(48%)	96	178	(46%)
Malaysia	50	26	92%	79	74	7%	129	100	29%	84	77	9%
Singapore	162	365	(56%)	64	67	(4%)	226	432	(48%)	80	104	(23%)
Taiwan	70	38	84%	70	30	133%	140	68	106%	77	34	126%
Other (4)	17	16	6%	41	47	(13%)	58	63	(8%)	43	49	(12%)
Total Asian Insurance Operations	560	1,435	(61%)	790	908	(13%)	1,350	2,343	(42%)	846	1,052	(20%)

Group Total	10,296	13,530	(24%)	991	1,122	(12%)	11,287	14,652	(23%)	2,020	2,475	(18%)

  Schedule 2A - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2009

INVESTMENT OPERATIONS

						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2009	£m	£m	£m	£m	£m	£m	£m	£m
M&G
Retail	19,142	9,766	(4,040)	5,726	(626)	4,262	9,362	28,504
Institutional (5)	27,855	8,675	(3,264)	5,411	(105)	4,570	9,876	37,731
Total M&G	46,997	18,441	(7,304)	11,137	(731)	8,832	19,238	66,235

Asia
India	1,567	466	(707)	(241)	91	272	122	1,689
Taiwan	1,156	753	(627)	126	-	297	423	1,579
Korea	1,878	439	(590)	(151)	(389)	440	(100)	1,778
Japan	3,211	677	(593)	84	-	782	866	4,077
Other Mutual Fund Operations (10)	2,758	1,384	(1,076)	308	(1)	304	611	3,369
Total Asian Equity/Bond/Other	10,570	3,719	(3,593)	126	(299)	2,095	1,922	12,492

MMF
India	1,562	44,310	(42,665)	1,645	(113)	(61)	1,471	3,033
Taiwan	1,421	1,729	(1,798)	(69)	-	(110)	(179)	1,242
Korea	474	2,181	(2,069)	112	(41)	2	73	547
Other Mutual Fund Operations	416	690	(614)	76	-	(33)	43	459
Total Asian MMF	3,873	48,910	(47,146)	1,764	(154)	(202)	1,408	5,281

Total Asia Retail Mutual Funds	14,443	52,629	(50,739)	1,890	(453)	1,893	3,330	17,773

Third Party Institutional Mandates	789	39	(38)	1	-	218	219	1,008

Total Asian Investment Operations	15,232	52,668	(50,777)	1,891	(453)	2,111	3,549	18,781

US
Retail	50	6	(67)	(61)	2	9	(50)	-
Total US	50	6	(67)	(61)	2	9	(50)	-

Total Investment Products	62,279	71,115	(58,148)	12,967	(1,182)	10,952	22,737	85,016

						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2008	£m	£m	£m	£m	£m	£m	£m	£m
M&G
Retail	22,320	6,448	(5,040)	1,408	-	(3,993)	(2,585)	19,735
Institutional (5)	28,901	5,666	(2,932)	2,734	(19)	(1,357)	1,358	30,259
Total M&G	51,221	12,114	(7,972)	4,142	(19)	(5,350)	(1,227)	49,994

Asia
India	2,225	942	(827)	115	(66)	(569)	(520)	1,705
Taiwan	1,476	805	(701)	104	-	(353)	(249)	1,227
Korea	2,946	1,057	(893)	164	(180)	(915)	(931)	2,015
Japan	4,313	916	(654)	262	-	(1,289)	(1,027)	3,286
Other Mutual Fund Operations (10)	2,537	1,260	(771)	489	(12)	(437)	40	2,577
Total Asia Equity/Bond/Other	13,497	4,980	(3,846)	1,134	(258)	(3,563)	(2,687)	10,810

MMF
India	1,416	24,483	(24,755)	(272)	(13)	23	(262)	1,154
Taiwan	632	2,713	(2,603)	110	-	98	208	840
Korea	480	1,450	(1,453)	(3)	(22)	(44)	(69)	411
Other Mutual Fund Operations	252	546	(455)	91	-	36	127	379
Total Asian MMF	2,780	29,192	(29,266)	(74)	(35)	113	4	2,784

Total Asia Retail Mutual Funds	16,277	34,172	(33,112)	1,060	(293)	(3,450)	(2,683)	13,594

Third Party Institutional Mandates	1,116	240	(348)	(108)	-	(253)	(361)	755

Total Asian Investment Operations	17,393	34,412	(33,460)	952	(293)	(3,703)	(3,044)	14,349

US
Retail	55	32	(24)	8	2	(7)	3	58
Total US	55	32	(24)	8	2	(7)	3	58

Total Investment Products	68,669	46,558	(41,456)	5,102	(310)	(9,060)	(4,268)	64,401

						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2009 Movement Relative to 2008%		%	%	%	%	%	%	%
M&G
Retail	(14%)	51%	20%	307%	-	207%	462%	44%
Institutional (5)	(4%)	53%	(11%)	98%	(453%)	437%	627%	25%
Total M&G	(8%)	52%	8%	169%	(3,747%)	265%	1,668%	32%

Asia
India	(30%)	(51%)	15%	(310%)	238%	148%	123%	(1%)
Taiwan	(22%)	(6%)	11%	21%	-	184%	270%	29%
Korea	(36%)	(58%)	34%	(192%)	(116%)	148%	89%	(12%)
Japan	(26%)	(26%)	9%	(68%)	-	161%	184%	24%
Other Mutual Fund Operations (10)	9%	10%	(40%)	(37%)	92%	170%	1,428%	31%
Total Asia Equity/Bond/Other	(22%)	(25%)	7%	(89%)	(16%)	159%	172%	16%

MMF
India	10%	81%	(72%)	705%	(769%)	(365%)	661%	163%
Taiwan	125%	(36%)	31%	(163%)	-	(212%)	(186%)	48%
Korea	(1%)	50%	(42%)	3,833%	(86%)	105%	206%	33%
Other Mutual Fund Operations	65%	26%	(35%)	(16%)	-	(192%)	(66%)	21%
Total Asian MMF	39%	68%	(61%)	2,484%	(340%)	(279%)	35,100%	90%

Total Asian Retail Mutual Funds	(11%)	54%	(53%)	78%	(55%)	155%	224%	31%

Third Party Institutional Mandates	(29%)	(84%)	89%	101%	-	186%	161%	34%

Total Asian Investment Operations	(12%)	53%	(52%)	99%	(55%)	157%	217%	31%

US
Retail	(9%)	(81%)	(179%)	(863%)	0%	229%	(1,767%)	-
Total US	(9%)	(81%)	(179%)	(863%)	0%	229%	(1,767%)	-

Total Investment Products	(9%)	53%	(40%)	154%	(281%)	221%	633%	32%

						2009 Q3	2008 Q3
US						YTD	YTD	+/- (%)
						£m	£m
Curian Capital
External Funds Under Administration						2,041	1,790	14%

  Schedule 2B - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2009

INVESTMENT OPERATIONS

				Opening	Closing	Variance
	Gross Inflows	Redemptions	Net Inflows	FUM	FUM	%
2009	£m	£m	£m	£m	£m
M&G
Retail	9,766	(4,040)	5,726	19,142	28,504	49%
Institutional (5)	8,675	(3,264)	5,411	27,855	37,731	35%
Total M&G	18,441	(7,304)	11,137	46,997	66,235	41%

Asia
India	466	(707)	(241)	1,427	1,689	18%
Taiwan	753	(627)	126	1,063	1,579	49%
Korea	439	(590)	(151)	1,804	1,778	(1%)
Japan	677	(593)	84	2,922	4,077	40%
Other Mutual Fund Operations (10)	1,384	(1,076)	308	2,492	3,369	35%
Total Asian Equity/Bond/Other	3,719	(3,593)	126	9,708	12,492	29%

MMF
India	44,310	(42,665)	1,645	1,422	3,033	113%
Taiwan	1,729	(1,798)	(69)	1,306	1,242	(5%)
Korea	2,181	(2,069)	112	455	547	20%
Other Mutual Fund Operations	690	(614)	76	377	459	22%
Total Asian MMF	48,910	(47,146)	1,764	3,560	5,281	48%

Total Asia Retail Mutual Funds	52,629	(50,739)	1,890	13,268	17,773	34%

Third Party Institutional Mandates	39	(38)	1	720	1,008	40%

Total Asian Investment Operations	52,668	(50,777)	1,891	13,988	18,781	34%

US
Retail	6	(67)	(61)	45	-	(100%)
Total US	6	(67)	(61)	45	-	(100%)

Total Investment Products	71,115	(58,148)	12,967	61,030	85,016	39%

	Gross Inflows	Redemptions	Net Inflows
2008	£m	£m	£m
M&G
Retail	6,448	(5,040)	1,408
Institutional (5)	5,666	(2,932)	2,734
Total M&G	12,114	(7,972)	4,142

Asia
India	1,013	(890)	123
Taiwan	949	(826)	123
Korea	1,032	(873)	159
Japan	1,289	(920)	369
Other Mutual Fund Operations (10)	1,590	(954)	636
Total Asia Equity/Bond/Other	5,873	(4,463)	1,410

MMF
India	26,334	(26,627)	(293)
Taiwan	3,196	(3,066)	130
Korea	1,416	(1,420)	(4)
Other Mutual Fund Operations	638	(532)	106
Total Asian MMF	31,584	(31,645)	(61)

Total Asia Retail Mutual Funds	37,457	(36,108)	1,349

Third Party Institutional Mandates	287	(427)	(140)

Total Asian Investment Operations	37,744	(36,535)	1,209

US
Retail	40	(30)	10
Total US	40	(30)	10

Total Investment Products	49,898	(44,537)	5,361

	Gross Inflows	Redemptions	Net Inflows
2009 Movement Relative to 2008%		%	%
M&G
Retail	51%	20%	307%
Institutional (5)	53%	(11%)	98%
Total M&G	52%	8%	169%

Asia
India	(54%)	21%	(296%)
Taiwan	(21%)	24%	2%
Korea	(57%)	32%	(195%)
Japan	(47%)	36%	(77%)
Other Mutual Fund Operations (10)	(13%)	(13%)	(52%)
Total Asia Equity/Bond/Other	(37%)	19%	(91%)

MMF
India	68%	(60%)	661%
Taiwan	(46%)	41%	(153%)
Korea	54%	(46%)	2,900%
Other Mutual Fund Operations	8%	(15%)	(28%)
Total Asian MMF	55%	(49%)	2,992%

Total Asian Retail Mutual Funds	41%	(41%)	40%

Third Party Institutional Mandates	(86%)	91%	101%

Total Asian Investment Operations	40%	(39%)	56%

US
Retail	(85%)	(123%)	(710%)
Total US	(85%)	(123%)	(710%)

Total Investment Products	43%	(31%)	142%

				2009 Q3	2008 Q3
US (7)				YTD	YTD	+/- (%)
				£m	£m
Curian Capital
External Funds Under Administration				2,041	1,995	2%

  Schedule 3 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2009 VERSUS QUARTER 3 2008

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents (3)
	Q3 2009	Q3 2008	+/-(%)	Q3 2009	Q3 2008	+/-(%)	Q3 2009	Q3 2008	+/-(%)	Q3 2009	Q3 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	297	408	(27%)	-	-	-	297	408	(27%)	30	41	(27%)
Direct and Partnership Annuities	151	177	(15%)	-	-	-	151	177	(15%)	15	18	(17%)
Intermediated Annuities	56	116	(52%)	-	-	-	56	116	(52%)	6	12	(50%)
Total Individual Annuities	504	701	(28%)	-	-	-	504	701	(28%)	50	70	(29%)

Income Drawdown	24	24	0%	-	-	-	24	24	0%	2	2	0%
Equity Release	30	71	(58%)	-	-	-	30	71	(58%)	3	7	(57%)
Individual Pensions	47	20	135%	2	1	100%	49	21	133%	7	3	133%
Corporate Pensions	8	60	(87%)	17	26	(35%)	25	86	(71%)	18	32	(44%)
Unit Linked Bonds	34	21	62%	-	-	-	34	21	62%	3	2	50%
With-Profit Bonds	285	233	22%	-	-	-	285	233	22%	29	23	26%
Protection	-	-	-	5	1	400%	5	1	400%	5	1	400%
Offshore Products	80	126	(37%)	1	1	0%	81	127	(36%)	9	14	(36%)
Pru Health (11)	-	-	-	3	6	(50%)	3	6	(50%)	3	6	(50%)

Total Retail Retirement	1,012	1,256	(19%)	28	35	(20%)	1,040	1,291	(19%)	129	161	(20%)

Corporate Pensions	20	54	(63%)	21	26	(19%)	41	80	(49%)	23	31	(26%)
Other Products	20	36	(44%)	3	6	(50%)	23	42	(45%)	5	10	(50%)
DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
Total Mature Life and Pensions	40	90	(56%)	24	32	(25%)	64	122	(48%)	28	41	(32%)

Total Retail	1,052	1,346	(22%)	52	67	(22%)	1,104	1,413	(22%)	157	202	(22%)

Wholesale Annuities	4	1,063	(100%)	-	-	-	4	1,063	(100%)	-	106	-

Credit Life	5	4	25%	-	-	-	5	4	25%	1	-	-

Total UK Insurance Operations	1,061	2,413	(56%)	52	67	(22%)	1,113	2,480	(55%)	158	308	(49%)

Channel Summary
Direct and Partnership	398	582	(32%)	41	55	(25%)	439	637	(31%)	81	113	(28%)
Intermediated	654	764	(14%)	11	12	(8%)	665	776	(14%)	76	88	(14%)
Wholesale	9	1,067	(99%)	-	-	-	9	1,067	(99%)	1	107	(99%)
Sub-Total	1,061	2,413	(56%)	52	67	(22%)	1,113	2,480	(55%)	158	308	(49%)

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-

Total UK Insurance Operations	1,061	2,413	(56%)	52	67	(22%)	1,113	2,480	(55%)	158	308	(49%)

US Insurance Operations (1b)(8)
Fixed Annuities	140	506	(72%)	-	-	-	140	506	(72%)	14	51	(73%)
Fixed Index Annuities	480	121	297%	-	-	-	480	121	297%	48	12	300%
Variable Annuities	1,804	799	126%	-	-	-	1,804	799	126%	180	80	125%
Life	2	2	0%	6	7	(14%)	8	9	(11%)	6	7	(14%)
Sub-Total Retail	2,426	1,428	70%	6	7	(14%)	2,432	1,435	69%	249	150	66%
Guaranteed Investment Contracts	-	310	-	-	-	-	-	310	-	-	31	-
GIC - Medium Term Note	-	5	-	-	-	-	-	5	-	-	1	-
Total US Insurance Operations	2,426	1,743	39%	6	7	(14%)	2,432	1,750	39%	249	181	38%

Asian Insurance Operations (1b)(8)
China (9)	15	12	25%	11	8	38%	26	20	30%	13	9	44%
Hong Kong	33	114	(71%)	52	35	49%	85	149	(43%)	55	46	20%
India (6)	5	13	(62%)	39	46	(15%)	44	59	(25%)	40	47	(15%)
Indonesia	11	17	(35%)	42	40	5%	53	57	(7%)	43	42	2%
Japan	12	26	(54%)	10	3	233%	22	29	(24%)	11	6	83%
Korea	8	13	(38%)	29	58	(50%)	37	71	(48%)	30	59	(49%)
Malaysia	17	8	113%	30	26	15%	47	34	38%	32	27	19%
Singapore	47	30	57%	24	19	26%	71	49	45%	29	22	32%
Taiwan	38	9	322%	22	10	120%	60	19	216%	26	11	136%
Other (4)	9	4	125%	14	11	27%	23	15	53%	15	11	36%
Total Asian Insurance Operations	195	246	(21%)	273	256	7%	468	502	(7%)	293	281	4%

Group Total	3,682	4,402	(16%)	331	330	0%	4,013	4,732	(15%)	700	770	(9%)

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G (5)	Q3 2009	55,921	5,810	(3,298)	2,512	(113)	7,915	10,314	66,235
	Q3 2008	51,699	4,623	(2,918)	1,705	-	(3,410)	(1,705)	49,994
	+/-(%)	8%	26%	(13%)	47%	-	332%	705%	32%
Asia Retail Mutual Funds	Q3 2009	15,518	20,579	(20,142)	437	(1)	1,819	2,255	17,773
	Q3 2008	14,845	11,552	(12,213)	(661)	(23)	(567)	(1,251)	13,594
	+/-(%)	5%	78%	(65%)	166%	96%	421%	280%	31%
Asia Third Party	Q3 2009	859	5	(7)	(2)	-	151	149	1,008
	Q3 2008	841	17	(46)	(29)	-	(57)	(86)	755
	+/-(%)	2%	(71%)	85%	93%	-	365%	273%	34%
US Retail Mutual Funds	Q3 2009	38	-	(49)	(49)	1	10	(38)	-
	Q3 2008	62	5	(9)	(4)	1	(1)	(4)	58
	+/-(%)	(39%)	-	(444%)	(1,125%)	0%	1,100%	(850%)	(100%)

Total Investment Products	Q3 2009	72,336	26,394	(23,496)	2,898	(113)	9,895	12,680	85,016
	Q3 2008	67,447	16,197	(15,186)	1,011	(22)	(4,035)	(3,046)	64,401
	+/-(%)	7%	63%	(55%)	187%	(414%)	345%	516%	32%

  Schedule 4 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2009 VERSUS QUARTER 2 2009

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents (3)
	Q3 2009	Q 2 2009	+/-(%)	Q3 2009	Q2 2009	+/-(%)	Q3 2009	Q2 2009	+/-(%)	Q3 2009	Q 2 2009	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	297	335	(11%)	-	-	-	297	335	(11%)	30	34	(12%)
Direct and Partnership Annuities	151	144	5%	-	-	-	151	144	5%	15	14	7%
Intermediated Annuities	56	81	(31%)	-	-	-	56	81	(31%)	6	8	(25%)
Total Individual Annuities	504	560	(10%)	-	-	-	504	560	(10%)	50	56	(11%)

Income Drawdown	24	28	(14%)	-	-	-	24	28	(14%)	2	3	(33%)
Equity Release	30	29	3%	-	-	-	30	29	3%	3	3	0%
Individual Pensions	47	56	(16%)	2	2	0%	49	58	(16%)	7	8	(13%)
Corporate Pensions	8	10	(20%)	17	24	(29%)	25	34	(26%)	18	25	(28%)
Unit Linked Bonds	34	25	36%	-	-	-	34	25	36%	3	3	0%
With-Profit Bonds	285	384	(26%)	-	-	-	285	384	(26%)	29	38	(24%)
Protection	-	-	-	5	4	25%	5	4	25%	5	4	25%
Offshore Products	80	68	18%	1	1	0%	81	69	17%	9	8	13%
Pru Health (11)	-	-	-	3	4	(25%)	3	4	(25%)	3	4	(25%)

Total Retail Retirement	1,012	1,160	(13%)	28	35	(20%)	1,040	1,195	(13%)	129	151	(15%)

Corporate Pensions	20	42	(52%)	21	33	(36%)	41	75	(45%)	23	37	(38%)
Other Products	20	20	0%	3	5	(40%)	23	25	(8%)	5	7	(29%)
DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
Total Mature Life and Pensions	40	62	(35%)	24	38	(37%)	64	100	(36%)	28	44	(36%)

Total Retail	1,052	1,222	(14%)	52	73	(29%)	1,104	1,295	(15%)	157	195	(19%)

Wholesale Annuities	4	7	(43%)	-	-	-	4	7	(43%)	-	1	-

Credit Life	5	7	(29%)	-	-	-	5	7	(29%)	1	1	0%

Total UK Insurance Operations	1,061	1,236	(14%)	52	73	(29%)	1,113	1,309	(15%)	158	197	(20%)

Channel Summary
Direct and Partnership	398	451	(12%)	41	59	(31%)	439	510	(14%)	81	104	(22%)
Intermediated	654	771	(15%)	11	14	(21%)	665	785	(15%)	76	91	(16%)
Wholesale	9	14	(36%)	-	-	-	9	14	(36%)	1	1	0%
Sub-Total	1,061	1,236	(14%)	52	73	(29%)	1,113	1,309	(15%)	158	197	(20%)

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-

Total UK Insurance Operations	1,061	1,236	(14%)	52	73	(29%)	1,113	1,309	(15%)	158	197	(20%)

US Insurance Operations (1b)(8)
Fixed Annuities	140	218	(36%)	-	-	-	140	218	(36%)	14	22	(36%)
Fixed Index Annuities	480	328	46%	-	-	-	480	328	46%	48	33	45%
Variable Annuities	1,804	1,466	23%	-	-	-	1,804	1,466	23%	180	147	22%
Life	2	3	(33%)	6	6	0%	8	9	(11%)	6	6	0%
Sub-Total Retail	2,426	2,015	20%	6	6	0%	2,432	2,021	20%	249	208	20%
Guaranteed Investment Contracts	-	-	-	-	-	-	-	-	-	-	-	-
GIC - Medium Term Note	-	-	-	-	-	-	-	-	-	-	-	-
Total US Insurance Operations	2,426	2,015	20%	6	6	0%	2,432	2,021	20%	249	208	20%

Asian Insurance Operations (1b)(8)
China (9)	15	16	(6%)	11	9	22%	26	25	4%	13	11	18%
Hong Kong	33	22	50%	52	47	11%	85	69	23%	55	49	12%
India (6)	5	9	(44%)	39	19	105%	44	28	57%	40	20	100%
Indonesia	11	7	57%	42	45	(7%)	53	52	2%	43	46	(7%)
Japan	12	22	(45%)	10	10	0%	22	32	(31%)	11	12	(8%)
Korea	8	11	(27%)	29	28	4%	37	39	(5%)	30	29	3%
Malaysia	17	28	(39%)	30	26	15%	47	54	(13%)	32	29	10%
Singapore	47	86	(45%)	24	21	14%	71	107	(34%)	29	30	(3%)
Taiwan	38	13	192%	22	19	16%	60	32	88%	26	20	30%
Other (4)	9	5	80%	14	14	0%	23	19	21%	15	15	0%
Total Asian Insurance Operations	195	219	(11%)	273	238	15%	468	457	2%	293	260	13%

Group Total	3,682	3,470	6%	331	317	4%	4,013	3,787	6%	700	664	5%

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G (5)	Q3 2009	55,921	5,810	(3,298)	2,512	(113)	7,915	10,314	66,235
	Q2 2009	46,536	8,223	(2,141)	6,082	35	3,268	9,385	55,921
	+/-(%)	20%	(29%)	(54%)	(59%)	(423%)	142%	10%	18%
Asia Retail Mutual Funds	Q3 2009	15,518	20,579	(20,142)	437	(1)	1,819	2,255	17,773
	Q2 2009	14,324	17,331	(16,062)	1,269	(442)	367	1,194	15,518
	+/-(%)	8%	19%	(25%)	(66%)	100%	396%	89%	15%
Asia Third Party	Q3 2009	859	5	(7)	(2)	-	151	149	1,008
	Q2 2009	799	10	(8)	2	-	58	60	859
	+/-(%)	8%	(50%)	13%	(200%)	-	160%	148%	17%
US Retail Mutual Funds	Q3 2009	38	-	(49)	(49)	1	10	(38)	-
	Q2 2009	44	3	(12)	(9)	-	3	(6)	38
	+/-(%)	(14%)	-	(308%)	(444%)	-	233%	(533%)	-

Total Investment Products	Q3 2009	72,336	26,394	(23,496)	2,898	(113)	9,895	12,680	85,016
	Q2 2009	61,703	25,567	(18,223)	7,344	(407)	3,696	10,633	72,336
	+/-(%)	17%	3%	(29%)	(61%)	72%	168%	19%	18%

  Schedule 5 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US (1a)			Asia (1a)		Total

	2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	3,695	5,730	(36%)	6,242	5,214	20%	1,350	1,988	(32%)	11,287	12,932	(13%)
Total Investment Products Gross Inflows (2)	18,441	12,114	52%	6	32	(81%)	52,668	34,412	53%	71,115	46,558	53%
	22,136	17,844	24%	6,248	5,246	19%	54,018	36,400	48%	82,402	59,490	39%

INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	1,023	1,129	(9%)	-	-	-	1,023	1,129	(9%)	1,023	1,129	(9%)
Direct and Partnership Annuities	424	550	(23%)	-	-	-	424	550	(23%)	424	550	(23%)
Intermediated Annuities	196	401	(51%)	-	-	-	196	401	(51%)	196	401	(51%)
Total Individual Annuities	1,643	2,080	(21%)	-	-	-	1,643	2,080	(21%)	1,643	2,080	(21%)

Income Drawdown	70	54	30%	-	-	-	70	54	30%	70	54	30%
Equity Release	84	188	(55%)	-	-	-	84	188	(55%)	84	188	(55%)
Individual Pensions	145	52	179%	5	2	150%	150	54	178%	159	57	179%
Corporate Pensions	55	154	(64%)	61	64	(5%)	116	218	(47%)	386	455	(15%)
Unit Linked Bonds	83	88	(6%)	-	-	-	83	88	(6%)	83	88	(6%)
With-Profit Bonds	969	651	49%	-	-	-	969	651	49%	969	651	49%
Protection	-	-	-	12	4	200%	12	4	200%	76	26	192%
Offshore Products	207	447	(54%)	3	3	0%	210	450	(53%)	222	463	(52%)
Pru Health (11)	-	-	-	9	14	(36%)	9	14	(36%)	82	129	(36%)
Total Retail Retirement	3,256	3,714	(12%)	90	87	3%	3,346	3,801	(12%)	3,774	4,191	(10%)

Corporate Pensions	88	227	(61%)	80	88	(9%)	168	315	(47%)	385	521	(26%)
Other Products	59	113	(48%)	13	17	(24%)	72	130	(45%)	104	166	(37%)
DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	80	103	(22%)
Total Mature Life and Pensions	227	443	(49%)	93	105	(11%)	320	548	(42%)	569	790	(28%)

Total Retail	3,483	4,157	(16%)	183	192	(5%)	3,666	4,349	(16%)	4,343	4,981	(13%)

Wholesale Annuities	12	1,370	(99%)	-	-	-	12	1,370	(99%)	12	1,370	(99%)

Credit Life	17	11	55%	-	-	-	17	11	55%	17	11	55%

Total UK Insurance Operations	3,512	5,538	(37%)	183	192	(5%)	3,695	5,730	(36%)	4,372	6,362	(31%)

Channel Summary
Direct and Partnership	1,347	1,729	(22%)	149	161	(7%)	1,496	1,890	(21%)	2,008	2,381	(16%)
Intermediated	2,056	2,326	(12%)	34	31	10%	2,090	2,357	(11%)	2,255	2,497	(10%)
Wholesale	29	1,380	(98%)	-	-	-	29	1,380	(98%)	29	1,380	(98%)
Sub-Total	3,432	5,435	(37%)	183	192	(5%)	3,615	5,627	(36%)	4,292	6,258	(31%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	80	103	(22%)

Total UK Insurance Operations	3,512	5,538	(37%)	183	192	(5%)	3,695	5,730	(36%)	4,372	6,362	(31%)

US Insurance Operations (1a)
Fixed Annuities	841	1,141	(26%)	-	-	-	841	1,141	(26%)	841	1,141	(26%)
Fixed Index Annuities	1,055	317	233%	-	-	-	1,055	317	233%	1,055	317	233%
Variable Annuities	4,321	2,596	66%	-	-	-	4,321	2,596	66%	4,321	2,596	66%
Life	7	6	17%	18	18	0%	25	24	4%	143	145	(1%)
Sub-Total Retail	6,224	4,060	53%	18	18	0%	6,242	4,078	53%	6,360	4,199	51%
Guaranteed Investment Contracts	-	815	-	-	-	-	-	815	-	-	815	-
GIC - Medium Term Note	-	321	-	-	-	-	-	321	-	-	321	-
Total US Insurance Operations	6,224	5,196	20%	18	18	0%	6,242	5,214	20%	6,360	5,335	19%

Asian Insurance Operations (1a)
China (9)	58	47	23%	28	23	22%	86	70	23%	193	164	18%
Hong Kong	64	460	(86%)	144	113	27%	208	573	(64%)	931	1,162	(20%)
India (6)	37	53	(30%)	112	168	(33%)	149	221	(33%)	409	606	(33%)
Indonesia	24	85	(72%)	124	121	2%	148	206	(28%)	431	495	(13%)
Japan	50	94	(47%)	35	24	46%	85	118	(28%)	212	205	3%
Korea	28	63	(56%)	93	176	(47%)	121	239	(49%)	454	877	(48%)
Malaysia	50	22	127%	79	64	23%	129	86	50%	474	377	26%
Singapore	162	306	(47%)	64	56	14%	226	362	(38%)	653	753	(13%)
Taiwan	70	33	112%	70	26	169%	140	59	137%	291	121	140%
Other (4)	17	14	21%	41	40	3%	58	54	7%	151	140	8%
Total Asian Insurance Operations	560	1,177	(52%)	790	811	(3%)	1,350	1,988	(32%)	4,199	4,900	(14%)

Group Total	10,296	11,911	(14%)	991	1,021	(3%)	11,287	12,932	(13%)	14,931	16,597	(10%)

  Schedule 6 - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US (1a)			Asia (1a)		Total

	2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	3,695	5,730	(36%)	6,242	6,579	(5%)	1,350	2,343	(42%)	11,287	14,652	(23%)
Total Investment Products Gross Inflows (2)	18,441	12,114	52%	6	40	(85%)	52,668	37,744	40%	71,115	49,898	43%
	22,136	17,844	24%	6,248	6,619	(6%)	54,018	40,087	35%	82,402	64,550	28%

INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3		2009 Q3	2008 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	1,023	1,129	(9%)	-	-	-	1,023	1,129	(9%)	1,023	1,129	(9%)
Direct and Partnership Annuities	424	550	(23%)	-	-	-	424	550	(23%)	424	550	(23%)
Intermediated Annuities	196	401	(51%)	-	-	-	196	401	(51%)	196	401	(51%)
Total Individual Annuities	1,643	2,080	(21%)	-	-	-	1,643	2,080	(21%)	1,643	2,080	(21%)

Income Drawdown	70	54	30%	-	-	-	70	54	30%	70	54	30%
Equity Release	84	188	(55%)	-	-	-	84	188	(55%)	84	188	(55%)
Individual Pensions	145	52	179%	5	2	150%	150	54	178%	159	57	179%
Corporate Pensions	55	154	(64%)	61	64	(5%)	116	218	(47%)	386	455	(15%)
Unit Linked Bonds	83	88	(6%)	-	-	-	83	88	(6%)	83	88	(6%)
With-Profit Bonds	969	651	49%	-	-	-	969	651	49%	969	651	49%
Protection	-	-	-	12	4	200%	12	4	200%	76	26	192%
Offshore Products	207	447	(54%)	3	3	0%	210	450	(53%)	222	463	(52%)
Pru Health (11)	-	-	-	9	14	(36%)	9	14	(36%)	82	129	(36%)
Total Retail Retirement	3,256	3,714	(12%)	90	87	3%	3,346	3,801	(12%)	3,774	4,191	(10%)

Corporate Pensions	88	227	(61%)	80	88	(9%)	168	315	(47%)	385	521	(26%)
Other Products	59	113	(48%)	13	17	(24%)	72	130	(45%)	104	166	(37%)
DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	80	103	(22%)
Total Mature Life and Pensions	227	443	(49%)	93	105	(11%)	320	548	(42%)	569	790	(28%)

Total Retail	3,483	4,157	(16%)	183	192	(5%)	3,666	4,349	(16%)	4,343	4,981	(13%)

Wholesale Annuities	12	1,370	(99%)	-	-	-	12	1,370	(99%)	12	1,370	(99%)

Credit Life	17	11	55%	-	-	-	17	11	55%	17	11	55%

Total UK Insurance Operations	3,512	5,538	(37%)	183	192	(5%)	3,695	5,730	(36%)	4,372	6,362	(31%)

Channel Summary
Direct and Partnership	1,347	1,729	(22%)	149	161	(7%)	1,496	1,890	(21%)	2,008	2,381	(16%)
Intermediated	2,056	2,326	(12%)	34	31	10%	2,090	2,357	(11%)	2,255	2,497	(10%)
Wholesale	29	1,380	(98%)	-	-	-	29	1,380	(98%)	29	1,380	(98%)
Sub-Total	3,432	5,435	(37%)	183	192	(5%)	3,615	5,627	(36%)	4,292	6,258	(31%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	80	103	(22%)

Total UK Insurance Operations	3,512	5,538	(37%)	183	192	(5%)	3,695	5,730	(36%)	4,372	6,362	(31%)

US Insurance Operations (1a)
Fixed Annuities	841	1,440	(42%)	-	-	-	841	1,440	(42%)	841	1,440	(42%)
Fixed Index Annuities	1,055	400	164%	-	-	-	1,055	400	164%	1,055	400	164%
Variable Annuities	4,321	3,276	32%	-	-	-	4,321	3,276	32%	4,321	3,276	32%
Life	7	7	0%	18	22	(18%)	25	29	(14%)	143	183	(22%)
Sub-Total Retail	6,224	5,123	21%	18	22	(18%)	6,242	5,145	21%	6,360	5,299	20%
Guaranteed Investment Contracts	-	1,029	-	-	-	-	-	1,029	-	-	1,029	-
GIC - Medium Term Note	-	405	-	-	-	-	-	405	-	-	405	-
Total US Insurance Operations	6,224	6,557	(5%)	18	22	(18%)	6,242	6,579	(5%)	6,360	6,733	(6%)

Asian Insurance Operations (1a)
China (9)	58	61	(5%)	28	29	(3%)	86	90	(4%)	193	211	(9%)
Hong Kong	64	584	(89%)	144	143	1%	208	727	(71%)	931	1,475	(37%)
India (6)	37	57	(35%)	112	180	(38%)	149	237	(37%)	409	651	(37%)
Indonesia	24	93	(74%)	124	133	(7%)	148	226	(35%)	431	543	(21%)
Japan	50	133	(62%)	35	33	6%	85	166	(49%)	212	289	(27%)
Korea	28	62	(55%)	93	172	(46%)	121	234	(48%)	454	857	(47%)
Malaysia	50	26	92%	79	74	7%	129	100	29%	474	435	9%
Singapore	162	365	(56%)	64	67	(4%)	226	432	(48%)	653	897	(27%)
Taiwan	70	38	84%	70	30	133%	140	68	106%	291	142	105%
Other (4)	17	16	6%	41	47	(13%)	58	63	(8%)	151	163	(7%)
Total Asian Insurance Operations	560	1,435	(61%)	790	908	(13%)	1,350	2,343	(42%)	4,199	5,663	(26%)

Group Total	10,296	13,530	(24%)	991	1,122	(12%)	11,287	14,652	(23%)	14,931	18,758	(20%)

Schedule 7 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2009 VERSUS QUARTER 3 2008

INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	Q3 2009	Q3 2008	+/-(%)	Q3 2009	Q3 2008	+/-(%)	Q3 2009	Q3 2008	+/-(%)	Q3 2009	Q3 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	297	408	(27%)	-	-	-	297	408	(27%)	297	408	(27%)
Direct and Partnership Annuities	151	177	(15%)	-	-	-	151	177	(15%)	151	177	(15%)
Intermediated Annuities	56	116	(52%)	-	-	-	56	116	(52%)	56	116	(52%)
Total Individual Annuities	504	701	(28%)	-	-	-	504	701	(28%)	504	701	(28%)

Income Drawdown	24	24	0%	-	-	-	24	24	0%	24	24	0%
Equity Release	30	71	(58%)	-	-	-	30	71	(58%)	30	71	(58%)
Individual Pensions	47	20	135%	2	1	100%	49	21	133%	52	22	136%
Corporate Pensions	8	60	(87%)	17	26	(35%)	25	86	(71%)	100	175	(43%)
Unit Linked Bonds	34	21	62%	-	-	-	34	21	62%	34	21	62%
With-Profit Bonds	285	233	22%	-	-	-	285	233	22%	285	233	22%
Protection	-	-	-	5	1	400%	5	1	400%	31	10	210%
Offshore Products	80	126	(37%)	1	1	0%	81	127	(36%)	85	132	(36%)
Pru Health (11)	-	-	-	3	6	(50%)	3	6	(50%)	26	50	(48%)

Total Retail Retirement	1,012	1,256	(19%)	28	35	(20%)	1,040	1,291	(19%)	1,171	1,439	(19%)

Corporate Pensions	20	54	(63%)	21	26	(19%)	41	80	(49%)	100	145	(31%)
Other Products	20	36	(44%)	3	6	(50%)	23	42	(45%)	30	47	(36%)
DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
Total Mature Life and Pensions	40	90	(56%)	24	32	(25%)	64	122	(48%)	130	192	(32%)

Total Retail	1,052	1,346	(22%)	52	67	(22%)	1,104	1,413	(22%)	1,301	1,631	(20%)

Wholesale Annuities	4	1,063	(100%)	-	-	-	4	1,063	(100%)	4	1,063	(100%)

Credit Life	5	4	25%	-	-	-	5	4	25%	5	4	25%

Total UK Insurance Operations	1,061	2,413	(56%)	52	67	(22%)	1,113	2,480	(55%)	1,310	2,698	(51%)

Channel Summary
Direct and Partnership	398	582	(32%)	41	55	(25%)	439	637	(31%)	586	802	(27%)
Intermediated	654	764	(14%)	11	12	(8%)	665	776	(14%)	715	828	(14%)
Wholesale	9	1,067	(99%)	-	-	-	9	1,067	(99%)	9	1,067	(99%)
Sub-Total	1,061	2,413	(56%)	52	67	(22%)	1,113	2,480	(55%)	1,310	2,697	(51%)

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-

Total UK Insurance Operations	1,061	2,413	(56%)	52	67	(22%)	1,113	2,480	(55%)	1,310	2,698	(51%)

US Insurance Operations (1b)(8)
Fixed Annuities	140	506	(72%)	-	-	-	140	506	(72%)	140	506	(72%)
Fixed Index Annuities	480	121	297%	-	-	-	480	121	297%	480	121	297%
Variable Annuities	1,804	799	126%	-	-	-	1,804	799	126%	1,804	799	126%
Life	2	2	0%	6	7	(14%)	8	9	(11%)	47	57	(18%)
Sub-Total Retail	2,426	1,428	70%	6	7	(14%)	2,432	1,435	69%	2,471	1,483	67%
Guaranteed Investment Contracts	-	310	-	-	-	-	-	310	-	-	310	-
GIC - Medium Term Note	-	5	-	-	-	-	-	5	-	-	5	-
Total US Insurance Operations	2,426	1,743	39%	6	7	(14%)	2,432	1,750	39%	2,471	1,798	37%

Asian Insurance Operations (1b)(8)
China (9)	15	12	25%	11	8	38%	26	20	30%	68	53	28%
Hong Kong	33	114	(71%)	52	35	49%	85	149	(43%)	349	328	6%
India (6)	5	13	(62%)	39	46	(15%)	44	59	(25%)	137	156	(12%)
Indonesia	11	17	(35%)	42	40	5%	53	57	(7%)	149	159	(6%)
Japan	12	26	(54%)	10	3	233%	22	29	(24%)	57	42	36%
Korea	8	13	(38%)	29	58	(50%)	37	71	(48%)	140	283	(51%)
Malaysia	17	8	113%	30	26	15%	47	34	38%	179	152	18%
Singapore	47	30	57%	24	19	26%	71	49	45%	244	206	18%
Taiwan	38	9	322%	22	10	120%	60	19	216%	113	43	163%
Other (4)	9	4	125%	14	11	27%	23	15	53%	57	43	33%
Total Asian Insurance Operations	195	246	(21%)	273	256	7%	468	502	(7%)	1,493	1,465	2%

Group Total	3,682	4,402	(16%)	331	330	0%	4,013	4,732	(15%)	5,274	5,961	(12%)

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G (5)	Q3 2009	55,921	5,810	(3,298)	2,512	(113)	7,915	10,314	66,235
	Q3 2008	51,699	4,623	(2,918)	1,705	-	(3,410)	(1,705)	49,994
	+/-(%)	8%	26%	(13%)	47%	-	332%	705%	32%
Asia Retail Mutual Funds	Q3 2009	15,518	20,579	(20,142)	437	(1)	1,819	2,255	17,773
	Q3 2008	14,845	11,552	(12,213)	(661)	(23)	(567)	(1,251)	13,594
	+/-(%)	5%	78%	(65%)	166%	96%	421%	280%	31%
Asia Third Party	Q3 2009	859	5	(7)	(2)	-	151	149	1,008
	Q3 2008	841	17	(46)	(29)	-	(57)	(86)	755
	+/-(%)	2%	(71%)	85%	93%	-	365%	273%	34%
US Retail Mutual Funds	Q3 2009	38	-	(49)	(49)	1	10	(38)	-
	Q3 2008	62	5	(9)	(4)	1	(1)	(4)	58
	+/-(%)	(39%)	-	(444%)	(1,125%)	0%	1,100%	(850%)	(100%)

Total Investment Products	Q3 2009	72,336	26,394	(23,496)	2,898	(113)	9,895	12,680	85,016
	Q3 2008	67,447	16,197	(15,186)	1,011	(22)	(4,035)	(3,046)	64,401
	+/-(%)	7%	63%	(55%)	187%	(414%)	345%	516%	32%

  Schedule 8 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2009 VERSUS QUARTER 2 2009

INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	Q3 2009	Q 2 2009	+/-(%)	Q3 2009	Q 2 2009	+/-(%)	Q3 2009	Q 2 2009	+/-(%)	Q3 2009	Q 2 2009	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	297	335	(11%)	-	-	-	297	335	(11%)	297	335	(11%)
Direct and Partnership Annuities	151	144	5%	-	-	-	151	144	5%	151	144	5%
Intermediated Annuities	56	81	(31%)	-	-	-	56	81	(31%)	56	81	(31%)
Total Individual Annuities	504	560	(10%)	-	-	-	504	560	(10%)	504	560	(10%)

Income Drawdown	24	28	(14%)	-	-	-	24	28	(14%)	24	28	(14%)
Equity Release	30	29	3%	-	-	-	30	29	3%	30	29	3%
Individual Pensions	47	56	(16%)	2	2	0%	49	58	(16%)	52	61	(15%)
Corporate Pensions	8	10	(20%)	17	24	(29%)	25	34	(26%)	100	133	(25%)
Unit Linked Bonds	34	25	36%	-	-	-	34	25	36%	34	25	36%
With-Profit Bonds	285	384	(26%)	-	-	-	285	384	(26%)	285	384	(26%)
Protection	-	-	-	5	4	25%	5	4	25%	31	27	15%
Offshore Products	80	68	18%	1	1	0%	81	69	17%	85	73	16%
Pru Health (11)	-	-	-	3	4	(25%)	3	4	(25%)	26	38	(32%)

Total Retail Retirement	1,012	1,160	(13%)	28	35	(20%)	1,040	1,195	(13%)	1,171	1,358	(14%)

Corporate Pensions	20	42	(52%)	21	33	(36%)	41	75	(45%)	100	161	(38%)
Other Products	20	20	0%	3	5	(40%)	23	25	(8%)	30	39	(23%)
DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
Total Mature Life and Pensions	40	62	(35%)	24	38	(37%)	64	100	(36%)	130	200	(35%)

Total Retail	1,052	1,222	(14%)	52	73	(29%)	1,104	1,295	(15%)	1,301	1,558	(16%)

Wholesale Annuities	4	7	(43%)	-	-	-	4	7	(43%)	4	7	(43%)

Credit Life	5	7	(29%)	-	-	-	5	7	(29%)	5	7	(29%)

Total UK Insurance Operations	1,061	1,236	(14%)	52	73	(29%)	1,113	1,309	(15%)	1,310	1,572	(17%)

Channel Summary
Direct and Partnership	398	451	(12%)	41	59	(31%)	439	510	(14%)	586	701	(16%)
Intermediated	654	771	(15%)	11	14	(21%)	665	785	(15%)	715	857	(17%)
Wholesale	9	14	(36%)	-	-	-	9	14	(36%)	9	14	(36%)
Sub-Total	1,061	1,236	(14%)	52	73	(29%)	1,113	1,309	(15%)	1,310	1,572	(17%)

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-

Total UK Insurance Operations	1,061	1,236	(14%)	52	73	(29%)	1,113	1,309	(15%)	1,310	1,572	(17%)

US Insurance Operations (1b)(8)
Fixed Annuities	140	218	(36%)	-	-	-	140	218	(36%)	140	218	(36%)
Fixed Index Annuities	480	328	46%	-	-	-	480	328	46%	480	328	46%
Variable Annuities	1,804	1,466	23%	-	-	-	1,804	1,466	23%	1,804	1,466	23%
Life	2	3	(33%)	6	6	0%	8	9	(11%)	47	37	27%
Sub-Total Retail	2,426	2,015	20%	6	6	0%	2,432	2,021	20%	2,471	2,049	21%
Guaranteed Investment Contracts	-	-	-	-	-	-	-	-	-	-	-	-
GIC - Medium Term Note	-	-	-	-	-	-	-	-	-	-	-	-
Total US Insurance Operations	2,426	2,015	20%	6	6	0%	2,432	2,021	20%	2,471	2,049	21%

Asian Insurance Operations (1b)(8)
China (9)	15	16	(6%)	11	9	22%	26	25	4%	68	57	19%
Hong Kong	33	22	50%	52	47	11%	85	69	23%	349	289	21%
India (6)	5	9	(44%)	39	19	105%	44	28	57%	137	74	85%
Indonesia	11	7	57%	42	45	(7%)	53	52	2%	149	155	(4%)
Japan	12	22	(45%)	10	10	0%	22	32	(31%)	57	73	(22%)
Korea	8	11	(27%)	29	28	4%	37	39	(5%)	140	131	7%
Malaysia	17	28	(39%)	30	26	15%	47	54	(13%)	179	166	8%
Singapore	47	86	(45%)	24	21	14%	71	107	(34%)	244	257	(5%)
Taiwan	38	13	192%	22	19	16%	60	32	88%	113	75	51%
Other (4)	9	5	80%	14	14	0%	23	19	21%	57	50	14%
Total Asian Insurance Operations	195	219	(11%)	273	238	15%	468	457	2%	1,493	1,327	13%

Group Total	3,682	3,470	6%	331	317	4%	4,013	3,787	6%	5,274	4,948	7%

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G (5)	Q3 2009	55,921	5,810	(3,298)	2,512	(113)	7,915	10,314	66,235
	Q2 2009	46,536	8,223	(2,141)	6,082	35	3,268	9,385	55,921
	+/-(%)	20%	(29%)	(54%)	(59%)	(423%)	142%	10%	18%
Asia Retail Mutual Funds	Q3 2009	15,518	20,579	(20,142)	437	(1)	1,819	2,255	17,773
	Q2 2009	14,324	17,331	(16,062)	1,269	(442)	367	1,194	15,518
	+/-(%)	8%	19%	(25%)	(66%)	100%	396%	89%	15%
Asia Third Party	Q3 2009	859	5	(7)	(2)	-	151	149	1,008
	Q2 2009	799	10	(8)	2	-	58	60	859
	+/-(%)	8%	(50%)	13%	(200%)	-	160%	148%	17%
US Retail Mutual Funds	Q3 2009	38	-	(49)	(49)	1	10	(38)	-
	Q2 2009	44	3	(12)	(9)	-	3	(6)	38
	+/-(%)	(14%)	-	(308%)	(444%)	-	233%	(533%)	-

Total Investment Products	Q3 2009	72,336	26,394	(23,496)	2,898	(113)	9,895	12,680	85,016
	Q2 2009	61,703	25,567	(18,223)	7,344	(407)	3,696	10,633	72,336
	+/-(%)	17%	3%	(29%)	(61%)	72%	168%	19%	18%

  Schedule 9 - Group Debt Securities at 30 September 2009

1.	IFRS balance sheet fair value

The Group's investments in debt securities at 30 September 2009 excluding holdings attributable to external unit holders are as follows:

	With-profit	Unit-linked and variable annuity	Other shareholder backed business		Total
	(note 1a)	(note 1a)	(note 1e)
	£bn	£bn	£bn		£bn
UK insurance operations	40	4	19	(Notes 1b and 1c)	63
Jackson National Life	-	-	23	(Notes 1d and 3)	23
Asia long-term business	1	2	2		5
Other operations	-	-	1		1
Total	41	6	45		92

Notes

1a	Shareholders are not directly exposed to value movements on assets backing with-profit, unit linked, and variable annuity business.
1b	Of the £19bn of debt securities for UK annuity and other non-linked shareholder backed business 32% was rated AAA, 11% AA, 35% A, 18% BBB and 4% other.
1c	For UK annuity business provision is made for possible future credit related losses. At 30 September 2009, a provision of £1.5bn was held.
1d	Jackson debt securities comprise:

	30 Sep 2009	30 Jun 2009
	£m	£m
Corporate securities (92% investment grade)	16,324	14,881
Residential mortgage backed securities (62% government agency; 22% for pre 2006/2007 vintages; £554m for 2006/2007 vintages of which £371m is for the senior part of the capital structure)	3,566	3,414
Commercial mortgage backed securities	2,034	1,725
CDO funds	133	207
Other debt securities	826	669
Total	22,883	20,896

1e	Included within the £45bn of debt securities for other shareholder-backed business is exposure to £172m of investments in Tier 1 and £999m in Tier 2 borrowings of UK Banks.

2	Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business
	2.1	Jackson National Life

    In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer-term.

The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realised losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in shareholders' equity.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment and therefore requires an accounting write-down. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the profit and loss account.

In the first nine months of 2009, Jackson recorded £522 million (half year 2009: £366 million) of actual credit related losses which comprise the following:

	Nine months to 30 Sept 2009	Movement in quarter 3	Six months to 30 June 2009
	£m	£m	£m
Corporate debt securities	(80)	-	(80)
Residential mortgage-backed securities (RMBS)
Prime	(189)	(66)	(123)
Alt-A	(163)	(65)	(98)
Sub-prime	(23)	(5)	(18)
Other	(25)	(20)	(5)
Total bond write downs	(480)	(156)	(324)
Defaults	-	-	-
Losses on sale of impaired and deteriorating bonds net of recoveries	(42)	-	(42)
Total	(522)	(156)	(366)

2.2	Other shareholder backed business (excluding Jackson National Life)

For the Group's operations, other than Jackson National Life, debt securities are accounted for on a fair value through P&L basis with all value movements recorded in the income statement. The defaults for the 3 months to 30 September 2009 (measured against market value) for other shareholder backed business excluding Jackson National Life were as follows:

Defaults
£m
UK Insurance operations	-
Asia long-term business	-
Other operations	-
Total	-

3.	Jackson National Life - securities in an unrealised loss position

For Jackson's securities classified as available-for-sale under IAS 39, at 30 September 2009 there was a net unrealised loss position of £173 million. This amount comprised £1,056 million of gross unrealised gains and £1,229 million of gross unrealised losses on individual securities. Under IFRS unrealised losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the profit and loss in full. Note 2.1 shows the element of write downs in 2009. Included within the gross unrealised losses is £839 million for securities which are valued at less than 80 per cent of book value, of which 43 per cent have been at this level for less than 6 months.

IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

(a) Movements in the values for the 3 months to 30 September 2009:
Movements in the values of available-for-sale securities for the three months to 30 September 2009 are included in the table shown below:

	Change reflected directly in shareholders' equity
	30 September 2009	Movement in Quarter 3	Foreign exchange translation*	Quarter 3 including Foreign exchange	30 June 2009
	£m	£m	£m	£m	£m

Assets fair valued at below book value
Book value	7,631				13,677
Unrealised loss	(1,229)	1,035	(40)	995	(2,224)
Fair value (as included in balance sheet)	6,402				11,453
Assets fair valued at or above book value
Book value	15,278				8,870
Unrealised gain	1,056	602	28	630	426
Fair value (as included in the balance sheet)	16,334				9,296
Total
Book value	22,909				22,547
Net unrealised loss	(173)	1,637	(12)	1,625	(1,798)
Fair value (as included in balance sheet)	22,736				20,749

(b)	Fair value of securities in an unrealised loss position as a percentage of book value
(i)	Fair value of securities as a percentage of book value

The unrealised losses in the Jackson balance sheet on unimpaired securities are £1,229 million (HY09: £2,224 million) relating to assets with fair value and book value of £6,402 million (HY09: £11,453 million) and £7,631 million (HY09: £13,677 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sep 2009	30 Sep 2009	30 Jun 2009	30 Jun 2009
	£m	£m	£m	£m
Between 90% and 100%	3,817	(160)	6,743	(265)
Between 80% and 90%	1,370	(230)	2,487	(428)
Below 80%	1,215	(839)	2,223	(1,531)
	6,402	(1,229)	11,453	(2,224)

(ii)	Fair value of sub-prime and Alt-A securities as a percentage of book value
Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sep 2009	30 Sep 2009	30 Jun 2009	30 Jun 2009
	£m	£m	£m	£m
Between 90% and 100%	89	(2)	38	(3)
Between 80% and 90%	156	(29)	93	(18)
Below 80%	216	(149)	305	(278)
	461	(180)	436	(299)

(c)	Securities whose fair value were below 80 per cent of the book value

As shown in the table above, £839 million (HY09: £1,531 million) of the £1,229 million (HY09: £2,224 million) of gross unrealised losses at 30 September 2009 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £839 million (HY09: £1,531 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sep 2009	30 Sep 2009	30 Jun 2009	30 Jun 2009
	£m	£m	£m	£m
Less than 3 months	63	(26)	767	(561)
3 months to 6 months	462	(332)	393	(272)
More than 6 months	690	(481)	1,063	(698)
	1,215	(839)	2,223	(1,531)

For securities valued at less than 80 per cent of book value, 65 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sep 2009	30 Sep 2009	30 Jun 2009	30 Jun 2009
	£m	£m	£m	£m
RMBS
Prime	387	(240)	404	(364)
Alt-A	111	(61)	187	(154)
Sub-prime	105	(88)	118	(124)
	603	(389)	709	(642)
Commercial mortgage backed securities	148	(105)	478	(263)
Other asset backed securities	239	(237)	256	(302)
Total structured securities	990	(731)	1,443	(1,207)
Corporates	225	(108)	780	(324)
	1,215	(839)	2,223	(1,531)

*

Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.5994 at 30 September 2009. Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.6404 for 3 months to 30 September 2009.

PRUDENTIAL PLC - NEW BUSINESS SCHEDULES

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Notes to Schedules 1 - 8

(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is 1.54 (2008: 1.95).
(1b)	Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.54.
(2)	Represents cash received from sale of investment products.
(3)

Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)	In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.
(5)

Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(7)	Balance sheet figures have been calculated at the closing exchange rate. Prior year balance is shown on a constant exchange rate.
(8)

Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(9)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(10)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(11)	Pru Health sales exclude £6m (£3m 50% share) of Trust business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  28 October 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson
Deputy Group Secretary